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                       U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     FORM 12b-25

          NOTIFICATION OF LATE FILING
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                                                               SEC FILE NUMBER
                                                                   0-14749
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                                                                 CUSIP NUMBER
                                                                  774 6784 03
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               (Check One):

        [X] Form 10-K and Form 10-KSB     [ ] Form 20-F     [ ] Form 11-K
                 [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

          For Period Ended: February 28, 1998
                           -----------------------------------------------------
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR

          For the Transition Period Ended:
                                          --------------------------------------

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         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT
    OR TYPE.
         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                           --------------------

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PART 1--REGISTRANT INFORMATION

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    Full Name of Registrant: Rocky Mountain Chocolate Factory, Inc.

    Former Name if Available:

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    Address of Principal Executive Office (STREET AND NUMBER):  265 Turner Drive

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          City, State and Zip Code:     Durango, Colorado 81301

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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |  (a)  The reasons described in reasonable detail in Part III of this
       |       form could not be eliminated without unreasonable effort or
       |       expense;
       |
       |  (b)  The subject annual report, semi-annual report, transition report
   [X] |       on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof
       |       will be filed on or before the fifteenth calendar day following
       |       the prescribed due date; or the subject quarterly report or
       |       transition report on Form 10-Q, or portion thereof will be filed
       |       on or before the fifth calendar day following the prescribed due
       |       date; and
       |
       |  (c)  The accountant's statement or other exhibit required by Rule
       |       12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period: The Registrant is currently negotiating a definitive agreement for the sale of a discontinued business segment and expects to execute such an agreement during the first week of June 1998. The results of these negotiations will have a material impact on management's estimates of the fair market value of the net assets of the discontinued operations to be sold and/or disposed of and, accordingly, will have a material impact on the Registrant's financial condition and results of operations as reported in the Form 10-K. In addition, the individuals responsible for negotiating and consummating the transaction on behalf of the Registrant are also responsible for compiling the necessary information and preparing the Annual Report. As a result, the Registrant is unable to file its Annual Report on Form 10-K in the prescribed time period without unreasonable effort or expense.
                       (Attach Extra Sheets if Needed)
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PART IV--OTHER INFORMATION

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     (1)  Name and telephone number of person to contact in regard to this notification

          Bryan J. Merryman                  (970)                259-0554
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               (Name)                     (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes    [ ] No

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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes    [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. As indicated above, the pending disposition of a discontinued business segment is expected to have a material impact on the Registrant's reported results of operations. Because the terms of the transaction are still subject to negotiation, such impact cannot be reasonably quantified prior to consummation of negotiations on the material terms and conditions of the transaction. Apart from the impact of that transaction, the Registrant expects to report positive net income and diluted earnings per share for the fiscal year ended February 28, 1998, compared to a net loss for the fiscal year ended February 28, 1997.



                       ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
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                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date May 29, 1998        By: /s/ BRYAN J. MERRYMAN
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                             Bryan J. Merryman, Vice President-Finance and
                             Chief Financial Officer